MENKE CAPITAL CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

AUGUST 31, 2020

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17A-5(e) (3) under the Securities Exchange Act of 1934. The statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___09/01/2019___ AND ENDING ___08/31/2020___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Menke Capital Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Kaiser Plaza, Suite 505

                                        (No. and Street)

Oakland	**CA**	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tad Bull   **917.923.9649**

                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Spicer Jeffries LLP

                    (Name – *if individual, state, last, first, middle name*)

4601 DTC Boulevard, Suite 700	**Denver**	**CO**	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
                    required to respond unless this form displays a currently valid OMB control number.

Confidential

OATH OR AFFIRMATION

I, **Trevor Gilmore** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Menke Capital Corporation** as of **August 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____ 10/26/20
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me
this _____ day of _____ 2020

SEE ATTACHED JURAT

_____
Notary Public

This report* contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of financial condition.
☒ (c) Statement of income (loss).
☒ (d) Statement of changes in financial condition..
☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Computation of net capital.
☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☐ (i) Information relating to the possession or control requirements under Rule 15c3-3.
☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
☒ (l) An oath or affirmation.
☐ (m) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
☒ (p) Report of Independent Registered Public Accounting Firm Regarding SEC Rule 15c3-3 Exemption Report.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange } s.s.

Subscribed and sworn to (or affirmed) before me on this 26TH day of October (Month),

20 20, by Trevor James Gilmore (Name of Signer (1)) and

__________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

K. Pierce, Notary Public
For other required information (Notary Name, Commission No. etc.)

K. PIERCE
COMM...2287155
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. May 2, 2023
BCT3

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated __________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: __________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Menke Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Menke Capital Corporation (the "Company") as of August 31, 2020, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

msi Global Alliance

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Denver, Colorado
October 22, 2020

We have served as the Company's auditor since 2020.

Menke Capital Corporation
STATEMENT OF FINANCIAL CONDITION
August 31, 2020

CURRENT ASSETS

Cash	$	100,084
Prepaid Expenses and Other Assets		1,167
TOTAL ASSETS	$	101,251

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	12,700
Due to Related Party		828
TOTAL LIABILTITIES	$	13,528

Commitment & Contingencies
Shareholder :

Common Stock - no par value: 100,000 shares authorized, 0 shares issued and outstanding	-
Additional Paid-in Capital	168,087
Retained Earnings (Deficit)	(80,364)
Total Shareholder's Equity	87,723
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY $	101,251

Menke Capital Corporation
STATEMENT OF OPERATIONS
For the year ending August 31, 2020

Revenue	$	-
Expenses:		
Occupancy	$	2,000
Office		1,000
Regulatory Fee		1,768
Professional Fee		28,300
Insurance		207
Total Expenses		33,275
Net Loss	$	(33,275)

Menke Capital Corporation
STATEMENT OF CHANGE IN SHAREHOLDER'S EQUITY
For the year ending August 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance – August 31, 2019		113,437	(47,089)	66,348
Contributions		54,650		54,650
Net Loss			(33,275)	(33,275)
Balance – August 31, 2020		$168,087	($80,364)	$87,723

See accompanying notes to financial statements.
Confidential

4

Menke Capital Corporation
STATEMENT OF CASH FLOWS
For the year ending August 31, 2020

Cash Flow from Operating Activities:		
Net Loss	$	(33,275)
Adjustments to Reconcile Net Loss to		
Net Cash Used in Operating Activities;		
Change in Operating Assets and Liabilities:		
Increase in Prepaid Expenses and Other Assets		(1,167)
Increase in Accounts Payable and Accrued Expenses		12,700
Increase in Due to Related Party		828
Net Cash Used by Operating Activities		(20,914)
Cash Flow from Financing Activities:		
Increase in Paid-In-Capital		54,650
Net Cash Provided by Financing Activities		54,650
Net Increase in Cash		33,736
Cash – Beginning of year		66,348
Cash – Ending of year	$	100,084
Income Tax Payment		0

1. Organization and Summary of Significant Accounting Policies

    Description of Business

    Menke Capital Corporation (the "Company") was incorporated on April 2, 2018 in the State of California. In September 2019, the Company registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934. In May 2020, the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of The Menke Group, Inc. (the "Parent"). The Company's primary business consists of providing investment banking and buy and sell side M&A services related to the structuring and financing of ESOP buyout transactions.

    Cash

    Cash consists of cash in deposit accounts that the Company maintains at one institution, which at times may exceed federally insured limits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts. At August 31, 2020, the Company's cash balance did not exceed the FDIC insured limit.

    Basis of Presentation

    The financial statements of the company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Revenue from Contracts with Customers

    Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a

1.   Revenue from Contracts with Customers (continued)

significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive values of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

During the year, the Company did not generate any revenue and did not have any contracts with customers.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met.

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at August 31, 2020.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

Income Taxes

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. The Company has adopted ASU 2019-12, Income Taxes (Topic 740) and as a result does not allocate the consolidated amount of current and deferred tax expenses to the Company.

2. Related Party Transactions

The Company is party to an expense sharing agreement with the Parent under which the Company is responsible for a portion of indirect costs incurred in the provision of support services. The Company pays the Parent $500 per month for rent and $250 for technology related expenses.

Due to Related Party represents expense paid by the Parent on behalf of the Company outstanding at August 31, 2020.

3. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During the Company's first 12 months in operation, said ratio shall not exceed 8 to 1. At August 31, 2020, the Company had net capital of $86,556, which was $81,556 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1563 to 1.

5. Litigation

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of August 31, 2020, the Company was not involved in any litigation.

6. Operating Losses and Capital Contributions

The Company has generated no revenues and has recurring losses from operations. The Parent contributes capital, as necessary, so that the Company can meet its financial obligations. The Parent has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

7.   Contingencies

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

8.   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

Menke Capital Corporation
Net Capital Computation 15c3-1
For the year ending August 31, 2020

Shareholder's Equity	$	87,723
Deduction for non-allowable assets		
Prepaid Expenses and Other Assets		1,167
Total non-allowable assets		1,167
Net Capital	$	86,556
Total Aggregate Indebtedness	$	13,528
Computation of basic net capital requirements:		
Minimum net capital requirements of 8:1 of the average indebtedness of $13,528	$	1,691
Statutory minimum net capital	$	5,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$	5,000
Excess net capital (net capital less net capital required)	$	81,556
Percentage of aggregate indebtedness to net capital		15.63

Menke Capital Corporation
Reconciliation of Net Capital
For the year ending August 31, 2020

Net Capital per Company's unaudited Form X-17 A-5 Part IIA filing	$	100,084
Adjustments:		
Increase in Accounts Payable and Accrued Expenses and Due to Related Party		(13,528)
Net Capital per Report Pursuant to Rule 17a-5(d)(4)	$	86,556



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Menke Capital Corporation

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3, in which (1) Menke Capital Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
October 22, 2020

msi Global Alliance



Menke Capital Corporation
One Kaiser Plaza, Suite 505
Oakland, CA 94612
(415) 362-5200 www.menke.com

Menke Capital Corporation Exemption Report

Menke Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending August 31st, 2020, without exception.

I, Trevor Gilmore, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.

By: Trevor Gilmore

Title: Chief Financial Officer

Date: September 16, 2020